Filed by Prosperity Bancshares, Inc.

Pursuant to Rule 425 under the Securities Act of 1933

Subject Company: First Capital Bankers, Inc.

Commission File No. 000-25051

PRESS RELEASE

Prosperity Bancshares, Inc.®	FirstCapital Bankers, Inc.
Prosperity Bank Plaza	500 North Water Street
4295 San Felipe	Suite 1010
Houston, Texas 77027	Corpus Christi, Texas 78471

For more information contact:	For more information contact:

Dan Rollins	Dan Conroy
Senior Vice President	Executive Vice President
713.693.9300	512.888.8826

dan.rollins@prosperitybanktx.com	dconroy@firstcapitalbank.net

FOR IMMEDIATE RELEASE

PROSPERITY BANCSHARES, INC.

TO ACQUIRE

FIRSTCAPITAL BANKERS, INC.

Prosperity Bank® to enter Corpus Christi Market

Expands presence in Victoria MSA

HOUSTON, October 26, 2004. Prosperity Bancshares, Inc.® (NASDAQ: PRSP) announced today the signing of a definitive agreement to acquire FirstCapital Bankers, Inc., and its subsidiary, Corpus Christi, Texas based FirstCapital Bank (collectively referred to as FirstCapital).

FirstCapital operates a total of thirty-two (32) banking offices in and around Corpus Christi, Houston and Victoria, Texas, which will continue to operate with the same management when the acquisition is completed. As of September 30, 2004, FirstCapital had total assets of $773.6 million, loans of $518.2 million, deposits of $638.9 million and shareholders’ equity of $60.0 million.

“We have continued to look for opportunities to expand our presence across the state and believe that this merger will provide significant value to our shareholders, our customers, our associates, and the communities we serve,” commented David Zalman, Chief Executive Officer and President of Prosperity.

“This merger allows our bank to continue on the path that we began in 1988 with our first acquisition. We have been looking for opportunities to expand our footprint along the NAFTA highway and in the Corpus Christi market for many years, and this merger is very exciting for our company. This merger represents a giant leap toward our goal of becoming a true Texas bank,” continued Zalman.

Under terms of the agreement, Prosperity will issue approximately 5.0 million shares of its common stock, subject to adjustment, for all outstanding shares of FirstCapital. The transaction values FirstCapital at $135.7 million. (Based upon the closing price of PRSP on Monday, October 25, 2004 of $27.03 per share.)

The merger has been approved by the Boards of Directors of both companies and is expected to close during the first quarter of 2005. The transaction is subject to certain conditions, approval by Prosperity and FirstCapital shareholders and customary regulatory approvals. Operational integration is anticipated to begin during the first quarter of 2005.

Prosperity expects that the merger will be accretive to earnings one year after operational integration. This estimate does not consider any anticipated revenue enhancements that may be realized from the merger.

“The combination of our organizations will further our strategic goals of maintaining consistently strong earnings growth by leveraging our product and service capabilities over an expanded customer base,” added Dan Rollins, Vice Chairman of Prosperity Bank® . “FirstCapital is one of the largest independent banks in South Texas and should provide us additional opportunities in the future. The professional bankers at FirstCapital will become active members of our team.”

Ned Holmes, Chairman of the Board of Prosperity, said, “Together, our combined organization will be able to offer our customers a broader and more sophisticated array of products and services, while continuing to provide the highest level of customer and community service.”

“I am extremely excited about teaming up with an organization as successful as Prosperity,” said D. Michael Hunter, Chairman, President and Chief Executive Officer of FirstCapital Bankers. “Prosperity shares a common culture with what we have developed at FirstCapital. Our team of seasoned bankers will complement the strong Prosperity organization. Accordingly, I believe that this merger will be highly attractive for our customers, employees and shareholders as the combined bank creates a dynamic presence in Texas.”

Hunter, who has over 35 years of banking experience, will become Vice Chairman of the Board of Directors of Prosperity Bancshares, Inc.® and will serve as a director of Prosperity Bank® upon consummation of the transaction. He graduated from St. Mary’s University in San Antonio, where he also attended law school. He began his banking career in Houston at a major banking company in 1965. Four years later, he moved to Corpus Christi where he was Executive Vice President heading Administrative, Trust, Lending and Marketing divisions of Corpus Christi’s second largest bank. He was President and Chief Operating Officer of Victoria Bankshares, Inc. and Victoria Bank & Trust Company, one of the largest state-chartered banks in Texas (now part of Wells Fargo).

Steve Hipes, President of FirstCapital Bank will serve as Chairman—South Texas Area for the combined bank. In addition, he will serve on Prosperity’s Executive Committee. Hipes began his banking career over 30 years ago with First National Bank of Amarillo (now part of Bank of America). He managed the Commercial and Real Estate Lending Departments at Corpus Christi Bank and Trust from 1979 to 1982 at which time he was transferred to First City Bank of Alice, Texas, and eventually became Chairman and President. He resigned in 1988 to accept a position at Victoria Bank & Trust as Executive Vice President and Chief Lending Officer. In 1993, he returned to Alice with Alice Bank of Texas (now part of Wells Fargo) as President and Chief Executive Officer. He graduated with a BBA from Texas Tech University and obtained an MBA from West Texas A&M (formerly West Texas State).

Donald A. Bolton, Jr., a Prosperity Bank officer since 1993 has been promoted to President—South Texas Area and will assist with the integration of the two banks.

Several other FirstCapital senior officers will become senior officer at Prosperity. David Barnhart will become President—Corpus Christi Area; Bob Kuhn will become Executive Vice President; Royce Moran will become President—Victoria Banking Center and Jack Thompson will become President—Westheimer Banking Center.

Immediately following the merger, Prosperity will have a total of ninety (90) banking centers: seven (7) in the Austin area, fifteen (15) in the Corpus Christi MSA, eleven (11) in the Dallas area, thirty-four (34) in the Houston CMSA, and twenty-three (23) in fifteen contiguous counties southwest of Houston, generally along the NAFTA highway.

Strategic Rationale and Economics

•	Financially & strategically attractive
	•	Increases pro forma capital and tangible capital
	•	Market expansion opportunity for Prosperity Bank®
	•	Attractive core deposit franchise; provides platform for growth
	•	FirstCapital efficiency ratio of 83.3% makes expense saves reasonable
•	Transaction Details
	•	Total consideration:	$135.7 million
	•	Shares issued:	Approximately 5.0 million
	•	Accounting Treatment:	Purchase Accounting
	•	Expected closing:	1Q 2005
	•	Integration completion:	2Q 2005
	•	Projected cost saves:	27.0%
•	Valuation
	•	Price/book:	2.26x
	•	Price/tangible book:	3.53x

	•	Price to 2002 earnings:	49.14x
	•	Price to 2003 earnings:	42.41x
	•	Price to 2004 estimated earnings:	45.06x
	•	Price to 2004 operating earnings:	34.28x
	•	Price/assets	17.54%
	•	Deposit premium:	15.23%
•	Financial and Legal Advisors
	•	Prosperity Bancshares, Inc.:
		• Legal:	Bracewell & Patterson, L.L.P.
		• Financial:	Keefe Bruyette & Woods, Inc.
	•	FirstCapital Bankers, Inc.:
		• Legal:	Locke Liddell & Sapp LLP
		• Financial:	Lehman Brothers

Prosperity Bancshares, Inc.

Prosperity Bancshares®, a $2.7 billion Houston, Texas based regional financial holding company, formed in 1983, was recently named to the Keefe Bruyette & Woods, Inc. annual Honor Roll for achieving exceptional earnings per share growth for the past 10 years.

Operating under a community banking philosophy, Prosperity seeks to develop broad customer relationships based on service and convenience. Prosperity offers a variety of traditional loan and deposit products to its customers, which consist primarily of consumers and small and medium sized businesses. In addition to established banking products, Prosperity offers a complete line of services including: Internet Banking services at www.prosperitybanktx.com, Retail Brokerage Services, MasterMoney Debit Cards, and 24 hour voice response banking. Prosperity currently operates fifty-eight (58) full service banking locations, twenty-nine (29) in the Houston CMSA, eleven (11) in the Dallas area, seven (7) in the Austin area and eleven (11) in eight contiguous counties south and southwest of Houston.

Prosperity Bank® operates the following full service banking centers: Angleton; Austin—Allandale; Austin—Congress; Austin—Lakeway; Austin—Research Boulevard; Austin—Riverside; Austin—William Cannon; Bay City; Beeville; Blooming Grove; Clear Lake; Cleveland; Corsicana; Cuero; Dallas—Abrams Centre; Dallas—Camp Wisdom; Dallas—Cedar Hill; Dallas—Kiest; Dallas—Red Oak; Dallas—Preston Road; Dallas—Turtle Creek; Dallas—Westmoreland; Dayton; East Bernard; Edna; El Campo; Ennis; Galveston; Goliad; Hitchcock; Houston—Aldine; Houston—Bellaire; Houston—CityWest; Houston—Copperfield; Houston—Cypress; Houston—Downtown; Houston—Fairfield; Houston—Gladebrook; Houston—Highway 6; Houston—Medical Center; Houston—Memorial; Houston—Post Oak; Houston—River Oaks; Houston—Tanglewood; Houston—Waugh Drive; Houston—Woodcreek; Liberty; Magnolia; Mathis; Mont Belvieu; Needville; Oak Hill; Palacios; Sweeny; Victoria; West Columbia; Wharton and Winnie.

In connection with the proposed merger of FirstCapital Bankers, Inc. (“FirstCapital”) into Prosperity Bancshares, Inc., Prosperity will file with the Securities and Exchange Commission a registration statement on Form S-4 to register the shares of Prosperity’s common stock to be issued to the shareholders of FirstCapital. The registration statement will include a joint proxy statement/prospectus which will be sent to the shareholders of FirstCapital and the shareholders of Prosperity seeking their approval of the proposed transaction.

WE URGE INVESTORS AND SECURITY HOLDERS TO READ THE REGISTRATION STATEMENT ON FORM S-4 AND THE JOINT PROXY STATEMENT/PROSPECTUS INCLUDED WITHIN THE REGISTRATION STATEMENT ON FORM S-4 AND ANY OTHER RELEVANT DOCUMENTS TO BE FILED WITH THE SECURITIES AND EXCHANGE COMMISSION IN CONNECTION WITH THE PROPOSED TRANSACTION, BECAUSE THEY CONTAIN IMPORTANT INFORMATION ABOUT PROSPERITY, FIRSTCAPITAL AND THE PROPOSED TRANSACTION.

Investors and security holders may obtain free copies of these documents through the website maintained by the Securities and Exchange Commission at http://www.sec.gov. Free copies of the joint proxy statement/prospectus may also be obtained by directing a request by telephone or mail to Prosperity Bancshares, Inc., Prosperity Bank Plaza, 4295 San Felipe, Houston, Texas 77027 Attn: Investor Relations. Prosperity’s telephone number is (713) 693-9300.

The directors, executive officers, and certain other members of management of Prosperity and FirstCapital may be soliciting proxies in favor of the merger from the companies’ respective shareholders. For information about Prosperity’s directors, executive officers, and members of management, shareholders are asked to refer to the most recent proxy statement issued by Prosperity, which is available on its website and at the address provided in the preceding paragraph.

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“Safe Harbor” Statement under the Private Securities Litigation Reform Act of 1995: This release contains, and the remarks by our management on the conference call may contain, forward-looking statements within the meaning of the securities laws that are based on current expectations, assumptions’ estimates and projections about Prosperity Bancshares®, and its subsidiaries. These forward-looking statements are not guarantees of future performance and are subject to risks and uncertainties, many of which are outside of Prosperity’s control, that may cause actual results to differ materially from those expressed or implied by the forward-looking statements. These risks and uncertainties include whether we can: continue to sustain our current internal growth rate or our total growth rate; successfully close and integrate acquisitions; continue to provide products and services that appeal to our customers; continue to have access to the debt and equity capital we need to sustain our growth; and achieve our sales objectives. Other risks include the possibility that credit quality could deteriorate; actions of competitors; changes in laws and regulations (including changes in governmental interpretations of regulations and changes in accounting standards); customer and consumer demand, including customer and consumer response to marketing; effectiveness of spending, investments or programs; fluctuations in the cost and availability of supply chain resources; economic conditions, including currency rate fluctuations and interest rate fluctuations; weather; and the stock price volatility associated with “small-cap” companies. These and various other factors are discussed in our most recent Annual Report on Form 10-K.

Copies of Prosperity Bancshares’s® SEC filings may be downloaded from the Internet at no charge from www.prosperitybanktx.com.

FirstCapital Bankers, Inc.

Balance Sheet Data

(Dollars in thousands)

	Sept 30, 2004	June 30, 2004	Mar 31, 2004	Dec 31, 2003
Balance Sheet Data (at period end)	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)
Total loans	$518,207	$515,418	$519,043	$526,030
Investment securities (A)	147,735	156,791	134,092	127,580
Federal funds sold and other earning assets	9,013	7,667	342	346

Total earning assets	674,955	679,876	653,477	653,956
Allowance for credit losses	(5,182)	(5,119)	(5,325)	(5,316)
Cash and due from banks	25,967	28,132	25,389	30,134
Goodwill	21,546	21,546	21,546	21,546
Core deposit intangible	0	0	0	0
Other real estate	247	566	1,156	1,061
Fixed assets, net	22,882	23,357	23,838	24,278
Other assets	33,151	35,167	33,151	33,161

Total assets	$773,566	$783,525	$753,232	$758,820

Demand deposits	$81,245	$79,517	$79,595	$76,094
Interest bearing deposits	557,700	565,919	566,153	578,762

Total deposits	638,945	645,436	645,748	654,856
Federal funds purchased and other interest bearing liabilities	42,141	52,399	20,058	15,613
Junior subordinated debentures	28,351	28,351	28,351	28,351
Other liabilities	4,169	2,555	3,951	5,653

Total liabilities	713,606	728,741	698,108	704,473
Shareholders’ equity (B)	59,960	54,784	55,124	54,347

Total liabilities and equity	$773,566	$783,525	$753,232	$758,820

(A) Includes ($559), ($2,067), ($18), and ($444) in unrealized (losses)/gains on available for sale securities for the quarterly periods ending September 30, 2004, June 30, 2004, March 31, 2004 and December 31, 2003, respectively.

(B) Includes ($369), ($1,365), ($12), and ($293) in after tax unrealized (losses)/gains on available for sale securities for the quarterly periods ending September 30, 2003, June 30, 2004, March 31, 2004 and December 31, 2003. respectively.

FirstCapital Bankers, Inc.

Selected Income Statement and Other Data

(Dollars in thousands)

	Three Months Ended		Nine Months Ended
	Sept 30, 2004	Sept 30, 2003	Sept 30, 2004	Sept 30, 2003
	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)
Total interest income	$9,169	$9,017	$26,495	$27,590
Total interest expense	2,944	3,044	8,577	9,917
Net interest income (C)	6,225	5,973	17,918	17,673
Provision for credit losses	30	180	240	800
Net interest income after provision for credit losses	6,195	5,793	17,678	16,873
Service charges on deposit accounts	1,900	1,647	5,058	4,854
Total non-interest income	2,601	2,598	7,529	7,664
Total non-interest expenses (D)	8,402	7,198	22,654	21,088
Net earnings available to common shareholders (E)	$278	$826	$1,787	$2,411

(C) Net interest income on a tax equivalent basis would be $6,225 and $5,973 for the three months ended September 30, 2004 and September 30, 2003, respectively, and $17,918 and $17,673 for the nine months ended September 30, 2004 and September 30, 2003, respectively.

(D) Total non-interest expenses include one-time non-recurring items totaling $1,435 ($947 after tax) related to the exercise of nonqualified stock options in the third quarter 2004. Total non-interest expense would be $6,967 and $21,219 for the three and nine months ended September 30, 2004, respectively, excluding the non-recurring charges.

(E) Net earnings available to common shareholders include one-time non-recurring non-interest expenses. Net earnings would have been $1,225 and $2,734 for the three and nine months ended September 30, 2004, respectively, excluding the non-recurring charges.

Asset Quality Information
Total non-performing assets	$6,105	$2,495	$6,105	$2,495
Allowance for credit losses at end of period	$5,182	$4,622	$5,182	$4,622
Net (recoveries) / charge-offs	$(34)	$158	$373	$402
Non-performing assets to average earning assets	0.91%	0.38%	0.92%	0.38%
Non-performing assets to loans and other real estate	1.18%	0.49%	1.18%	0.49%
Net (recoveries) / charge-offs to average loans	(0.01%)	0.03%	0.07%	0.08%
Allowance for credit losses to total loans	1.00%	0.91%	1.00%	0.91%

FirstCapital Bankers, Inc.

Supplemental Financial Data (Unaudited)

(Dollars in thousands)

	Three Months Ended Sept 30, 2004
YIELD ANALYSIS	Average Balance	Interest Income/ Interest Expense	Yield/Rate
Interest Earning Assets:
Loans	$511,431	$7,922	6.20%
Investment securities	151,101	1,216	3.22%
Federal funds sold	8,972	30	1.35%

Total interest earning assets	671,504	$9,169	5.46%

Allowance for credit losses	(5,199)
Non-interest earning assets	100,855

Total assets	$767,160

Interest Bearing Liabilities:
Interest bearing demand deposits	$86,915	$33	0.15%
Savings and money market deposits	152,339	229	0.60%
Certificates and other time deposits	316,894	1,921	2.42%
Trust preferred securities	28,351	407	5.74%
Federal funds purchased and other borrowings	44,178	355	3.21%

Total Interest Bearing Liabilities	628,677	$2,944	1.87%

Non-interest Bearing Liabilities:
Non-interest bearing demand deposits	78,870
Other liabilities	4,216

Total liabilities	711,764
Shareholders’ equity	55,396

Total Liabilities and Shareholders’ Equity	$767,160

Net Interest Income & Margin		$6,225	3.71%
Net Interest Income & Margin (tax equivalent)		$6,225	3.71%

FirstCapital Bankers, Inc.

Supplemental Financial Data (Unaudited)

(Dollars in thousands)

	Nine Months Ended Sept 30, 2004
YIELD ANALYSIS	Average Balance	Interest Income/ Interest Expense	Yield/Rate
Interest Earning Assets:
Loans	$516,845	$23,307	6.01%
Investment securities	132,108	3,101	3.13%
Federal funds sold	11,196	86	1.03%

Total interest earning assets	660,149	$26,495	5.35%

Allowance for credit losses	(5,253)
Non-interest earning assets	105,291

Total assets	$760,187

Interest Bearing Liabilities:
Interest bearing demand deposits	$88,078	$96	0.15%
Savings and money market deposits	153,911	681	0.59%
Certificates and other time deposits	322,813	5,850	2.42%
Trust preferred securities	28,351	1,150	5.41%
Federal funds purchased and other borrowings	32,283	799	3.30%

Total Interest Bearing Liabilities	625,436	$8,577	1.83%

Non-interest Bearing Liabilities:
Non-interest bearing demand deposits	77,360
Other liabilities	2,362

Total liabilities	705,158
Shareholders’ equity	55,029

Total Liabilities and Shareholders’ Equity	$760,187

Net Interest Income & Margin		$17,918	3.62%
Net Interest Income & Margin (tax equivalent)		$17,918	3.62%

Prosperity Bankshares – FirstCapital Bankers

Selected Proforma Data

(Dollars in thousands)

	FirstCapital Sept 30, 2004	Prosperity Sept 30, 2004	Debit Adjustments	Credit Adjustments	Proforma Sept 30, 2004
Total loans	$518,207	$1,007,420			$1,526,627
Total deposits	638,945	2,327,278			2,966,223
Intangible assets	21,546	163,885	75,759		261,190
Total assets	773,566	2,709,169	75,759		3,558,494
Shareholders’ equity (F)	59,960	269,265	59,960	135,719	404,984

(F) Adjustments to shareholders’ equity are based on the closing price of a share of Prosperity common stock on October 25, 2004 of $27.03 per share.

Deposit Composition
Demand	81,245	527,845			609,090
Interest bearing demand	90,528	504,818			595,346
Money market	110,976	410,129			521,105
Savings	40,814	112,446			153,260
Time less than $100,000	234,174	370,481			604,655
Time greater than $100,000	81,208	401,559			482,767

Total deposits	638,945	2,327,278			2,966,223

Loan Composition
Commercial & Industrial	130,463	146,054			276,517
Real estate construction	86,111	97,173			183,284
1-4 family	74,346	268,349			342,695
Home equity	0	32,470			32,470
Commercial real estate	166,395	334,050			500,445
Farmland	2,491	22,475			24,966
Multi-family real estate	22,069	18,613			40,681
Agriculture	1,127	30,250			31,377
Other	9,143	2,642			11,785
Consumer	26,062	55,344			81,406

Total loans	518,207	1,007,420			1,525,626

Prosperity Bank®—FirstCapital Bank

Banking Center Locations

(Prosperity Bank represented by red triangles; FirstCapital Bank represented by blue squares)

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